UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF April 2015

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Material Management Information

Title	Announcement regarding press report on SK Telecom’s stock repurchase plan

Details	• SK Telecom plans to repurchase within two years its treasury shares that have been provided to shareholders of SK Broadband Co., Ltd. (“SK Broadband”) for its comprehensive share exchange to acquire all of the outstanding shares of SK Broadband that SK Telecom does not otherwise own, pursuant to which SK Broadband will become SK Telecom’s wholly-owned subsidiary. SK Telecom plans to repurchase certain of its shares this year in order to enhance its shareholders’ return.
•

The specific amount and timing of the stock repurchase have not yet been determined and are subject to the determination by SK Telecom’s board of directors based on SK Telecom’s cash flow, financial structure and stock price, among other considerations.

Decision (Confirmation) Date	April 23, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Yong Hwan Lee
(Signature)
Name:	Yong Hwan Lee
Title:	Senior Vice President

Date: April 24, 2015

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